Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 39-IV dated September 28, 2007	Term Sheet No. 1 to Product Supplement No. 39-IV Registration Statement No. 333-130051 Dated September 28, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Russell 1000® Growth Index and the Russell 1000® Value Index due November 30, 2012

General

  The notes are designed for investors who seek an uncapped return of at least 1.075 times the appreciation of a weighted basket of domestic components consisting of two indices at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 5%, be willing to lose up to 95% of their principal.
  The determination of which Basket Index will be assigned a 70% and a 30% weighting will be made on the Observation Date, depending on the performance of the Basket Indices from the pricing date to the Observation Date. Consequently, the notes will allow investors to participate in 70% of the return of the better performing Basket Index and 30% of the return of the lesser performing Basket Index.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing November 30, 2012†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about November 19, 2007 and are expected to settle on or about November 26, 2007.

Key Terms

Basket:	The notes are linked to a weighted basket consisting of the Russell 1000® Growth Index (“RLG”) and the Russell 1000® Value Index (“RLV”) (each a “Basket Index,” and together, the “Basket Indices”).
Component Weightings:

The Basket Index with the greater Index Return will be assigned a weighting of 70% in the Basket, and the Basket Index with the lesser Index Return will be assigned a weighting of 30% in the Basket (each a “Component Weighting,” and together, the “Component Weightings”).

Upside Leverage Factor:	At least 1.075*.
Payment at Maturity:

If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by 1.075*. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return x 1.075*)]
* The actual Upside Leverage Factor will be set on the pricing date and will not be less than 1.075.

Your principal is protected against up to a 5% decline of the Basket at maturity. If the Ending Basket Level declines from the Starting Basket Level by up to 5%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level declines from the Starting Basket Level by more than 5%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 5%. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + 5%)]
If the Ending Basket Level declines from the Starting Basket Level by more than 5%, you could lose up to $950 per $1,000 principal amount note.
Buffer Amount:	5%, which results in a minimum payment at maturity of $50 per $1,000 principal amount note.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows:
100 x [1 + (Better Performing Index Return * 70%) + (Lesser Performing Index Return * 30%)]
Better Performing Index Return:	The greater of the Russell 1000 Growth Return and the Russell 1000 Value Return.
Lesser Performing Index Return:	The lesser of the Russell 1000 Growth Return and the Russell 1000 Value Return.

Each of the Russell 1000 Growth Return and the Russell 1000 Value Return (each, an “Index Return”) is the performance of such Basket Index, expressed as a percentage, from the closing level of such Basket Index on the pricing date to the closing level of such Basket Index on the Observation Date. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-IV.

Observation Date:	November 27, 2012†
Maturity Date:	November 30, 2012†
CUSIP:	48123MAJ1
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-IV.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 39-IV and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 39-IV and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

If the notes priced today, J.P.Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $25.90 per $1,000 principal amount note and may use a portion of that commission to allow selling concessions to other dealers of approximately $2.00 per $1,000 principal amount note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions.  The actual commission received by JPMSI will depend on market conditions on the pricing date.  In no event will the commission received by JPMSI, which includes concessions that may be allowed to other dealers, exceed $32.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-67 of the accompanying product supplement no. 39-IV.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

September 28, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-IV dated September 28, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-IV dated September 28, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207004174/e28615_424b2.pdf

  Prospectus supplement dated October 12, 2006
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by an Upside Leverage Factor of at least 1.075. The actual Upside Leverage Factor will be set on the pricing date and will not be less than 1.075. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 5%. If the Ending Basket Level declines by more than 5%, for every 1% decline of the Basket beyond 5%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $50 for each $1,000 principal amount note.
  GREATER WEIGHT ASSIGNED TO BETTER PERFORMING BASKET INDEX — The notes offer the opportunity to participate in a higher proportion of the Index Return of the better performing Basket Index.  The Basket Index with the higher Index Return will constitute 70% of the value of the Basket, while the Basket Index with the lower Index Return will constitute 30% of the value of the Basket.
  DIVERSIFICATION AMONG THE BASKET INDICES — The return on the notes is linked to a weighted basket consisting of the Russell 1000® Growth Index and the Russell 1000® Value Index. Because the Basket Index with the greater Index Return will make up 70% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the Basket Index with the greater Index Return. The Russell 1000® Growth Index is an index calculated, published and disseminated by the Frank Russell Company (“Frank Russell”), and measures the capitalization-weighted price performance of the stocks included in the Russell 1000® Index (the “Component Stocks”), determined by Frank Russell to be growth oriented, with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Value Index is an index calculated, published and disseminated by Frank Russell, and measures the capitalization-weighted price performance of the Component Stocks, determined by Frank Russell to be value oriented, with lower price-to-book ratios and lower forecasted growth values. All stocks included in the Basket Indices are traded on the New York Stock Exchange, the American Stock Exchange, The NASDAQ Stock Market or in the over-the-counter stock market. The Russell 1000® Index consists of the 1,000 largest companies included in the Russell 3000ETM Index, and is designed to track the performance of the large capitalization segment of the U.S. equity market. The Russell 3000ETM Index is composed of the 4,000 largest U.S. companies as determined by market capitalization and represents approximately 99% of the U.S. equity market. For additional information about the Basket and each Basket Index, please see “The Russell 1000® Growth Index and the Russell 1000® Value Index” in the accompanying product supplement no. 39-IV.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-IV. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Indices or any of the stocks composing the Russell 1000® Growth Index or the Russell 1000® Value Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-IV dated September 28, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $50 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 5% buffer. Accordingly, you could lose up to $950 for each $1,000 principal amount note that you invest in.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Russell 1000® Growth Index and the Russell 1000® Value Index	TS-1

  THE COMPONENT WEIGHTING FOR EACH BASKET INDEX WILL NOT BE DETERMINED PRIOR TO THE OBSERVATION DATE — Because the Component Weighting assigned to each Basket Index will be based on the performance of one Basket Index relative to the other Basket Index over the term of the notes, you will not know the actual Component Weighting for each Basket Index until the Observation Date. The Basket Index with the greater Index Return, which will not be determined until the Observation Date, will be assigned a Component Weighting of 70%, while the Basket Index with the lesser Index Return will be assigned a Component Weighting of 30%.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Russell 1000® Value Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Russell 1000® Value Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Indices;
    the relative performance of the Basket Indices over the term of the notes;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Basket Indices;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Starting Basket Level of 100 and assume an Upside Leverage Factor of 1.075. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return

200.00	100.00%	107.5000%
180.00	80.00%	86.0000%
165.00	65.00%	69.8750%
150.00	50.00%	53.7500%
140.00	40.00%	43.0000%
125.00	25.00%	26.8750%
115.00	15.00%	16.1250%
110.00	10.00%	10.7500%
105.00	5.00%	5.3750%
102.50	2.50%	2.6875%
101.00	1.00%	1.0750%
100.00	0.00%	0.000%
95.00	5.00%	0.000%
90.00	-10.00%	-5.00%
80.00	-20.00%	-15.00%
70.00	-30.00%	-25.00%
60.00	-40.00%	-35.00%
50.00	-50.00%	-45.00%
40.00	-60.00%	-55.00%
30.00	-70.00%	-65.00%
20.00	-80.00%	-75.00%
10.00	-90.00%	-85.00%
0	-100.00%	-95.00%

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Russell 1000® Growth Index and the Russell 1000® Value Index	TS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.
Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, the investor receives a payment at maturity of $1,053.75 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 1.075)] = $1,053.75

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 95.
Because the Ending Basket Level of 95 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 5%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 80.
Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 5%, the Basket Return is negative and the investor receives a payment at maturity of $850 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 5%)] = $850

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 0.
Because the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 5%, the Basket Return is negative and the investor receives a payment at maturity of $50 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 5%, calculated as follows:

$1,000 + [$1,000 x (-100% + 5%)] = $50

What Is the Component Weighting for Each Basket Index, and Basket Return and Payment at Maturity Assuming a Range of Index Returns?

The following table illustrates the hypothetical Component Weighting for each Basket Index based on a Range of Index Returns and the related Basket Returns and payments at maturity. The hypothetical Basket Returns and payments at maturity set forth below reflect the Starting Basket Level of 100 and assumes an Upside Leverage Factor of 1.075. The hypothetical Component Weightings and Index Returns for each Basket Index, Basket Returns and payments at maturity set forth below are for illustrative purposes only and may not be the actual Component Weighting and Index Return for each Basket Index, Basket Return and payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

	Scenario 1 Basket Indices all Positive		Scenario 2 Basket Indices all Negative		Scenario 3 One Basket Index Positive; One Basket Index Negative

Basket Index	Russell 1000® Growth Index	Russell 1000® Growth Index	Russell 1000® Growth Index	Russell 1000® Growth Index	Russell 1000® Growth Index	Russell 1000® Growth Index

Russell 1000 Growth Starting Level/Russell 1000 Value Starting Level	600.00	850.00	600.00	850.00	600.00	850.00
Russell 1000 Growth Closing Level/Russell 1000 Value Closing Level	720.00	935.00	420.00	722.50	750.00	765.00
Index Return	20.00%	10.00%	-30.00%	-15.00%	25.00%	-10.00%
Component Weighting	70.00%	30.00%	30.00%	70.00%	70.00%	30.00%
Index Return x Component Weighting	14.00%	3.00%	-9.00%	-10.50%	17.50%	-3.00%

Basket Return	17.00%		-19.50%		14.50%
Basket Return x Upside Leverage Factor (1.075)	18.28%		N/A		15.59%
Basket Return + 5%	N/A		-14.50%		N/A
Payment at Maturity	$1,182.80		$855.00		$1,155.90

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Russell 1000® Growth Index and the Russell 1000® Value Index	TS-3

Historical Information

The following graphs show the historical weekly performance of the Russell 1000® Growth Index and the Russell 1000® Value Index from January 4, 2002 through September 21, 2007. The closing level of the Russell 1000® Growth Index on September 27, 2007 was 619.66. The closing level of the Russell 1000® Value Index 100 Index on September 27, 2007 was 854.30.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date or which Basket Index will have the Better Performing Index Return and therefore the Better Component Weighting. We cannot give you assurance that the performance of the Basket Indices will result in the return of any of your initial investment.

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this term sheet, which will be the fourth business day following the expected Pricing Date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the Pricing Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Russell 1000® Growth Index and the Russell 1000® Value Index	TS-4